THE PREEMPTIVE RIGHTS DISCUSSED BELOW RELATE TO COMMON SHARES THAT ARE SECURITIES OF A BRAZILIAN ISSUER. THE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF BRAZIL THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN BRAZIL, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS ARE RESIDENTS OF BRAZIL. YOU MAY NOT BE ABLE TO SUE THE ISSUER OR ITS OFFICERS OR DIRECTORS IN A BRAZILIAN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL THE ISSUER AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

BANCO DO BRASIL S.A.

Banco do Brasil S.A. (the “Bank”) and the selling shareholders have registered a primary and secondary public offering of Common Shares (the “Offering”) with the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”), in connection with the issuance of new common shares for which shareholders of the Bank prior to the commencement of the offering were entitled to preemptive rights with respect to the Common Shares being offered.

The price per share in the Offering (“Price per Share”) was determined after (i) expiration of the reserve periods for the preemptive rights and for the retail offering and (ii) the result of the bookbuilding procedure to be carried out in Brazil by the underwriters and by the international placement agents, in accordance with the provisions set forth in Article 170, paragraph 1, item III, of Brazilian Corporate Law. The Price per Share will also apply to shares subscribed for by Shareholders subscribing for Preemptive Rights.

The price per share determined in the offering was R$24.65, which is equivalent to approximately US$13.68 per common share, based upon an exchange rate of R$1.8015 to US$1.00 as of June 30, 2010.

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Shareholders of the Bank, and applicable assignees, were entitled to preemptive rights with respect to the shares issued by the Bank in connection with the primary offering and in accordance with the Brazilian Corporations Law, within a three-day period between June 21, 2010, the date on which the Notice to the Market of the Offering was republished, and June 23, 2010, the expiration of the Preemption Right. At an extraordinary general shareholders’ meeting held on May 19, 2010 and in accordance with the Brazilian Corporations Law, the shareholders of the Bank approved (i) the Bank’s primary offering of common shares within the limit set forth in the Bank’s bylaws and (ii) the delegation of power to the Board of Directors of the Bank to set the per-share price of the shares offered in this offering at a meeting to be held prior to the effectiveness of the offering registration statement declared by the CVM in accordance with the bookbuilding process with respect to this offering. On June 30, 2010, the Board of Directors approved the process to set the per share price under the offering. If the offering is settled in units, shareholders who exercise their preemptive rights may receive shares in addition to units for their interest in fractional units.

On June 8, 2010, PREVI approved the exercise of part of its preemptive right, corresponding to 29,663,924 shares, with respect to the shares offered in the offering. The Brazilian Treasury did not exercise any portion of its preemptive rights and as authorized by Provisionary Measure No. 487 of April 23, 2010 and pursuant to Decree No. 7,184, dated May 27, 2010, assigned the totality of its preemptive rights to the Investment and Stabilization Fiscal Fund, an investment fund wholly-owned by the Brazilian Sovereign Fund, whose shareholders approved its participation in the offering at a General Shareholders’ Meeting held on June 16, 2010, upon the exercise of part of its preemptive right, in the amount of 62,500,000 shares. The selling shareholders did not exercise their preemptive rights.